BEST AVAILABLE COPY

SAFRAN

SIÈGE SOCIAL

September 6, 2007

RECEIVED

2007 SEP 14 A 10:12

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07026705

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

dew 9/19

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

Annex

I. PRESS RELEASES

- August 31, 2007 – SAFRAN announces first-half 2007 results
- August 31, 2007 – Announcement by the Supervisory Board

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- Consolidated balance sheet and income statement - June 30, 2007
- Analysts' review - August 31, 2007

82-34974

SAFRAN

press release

Announcement by the Supervisory Board

Paris, August 31, 2007

Meeting on August 30, the SAFRAN Supervisory Board discussed the conditions for the departure of Jean-Paul Béchat, whose term as Chief Executive Officer will end on September 2, 2007.

The Board applied the measures provided for in this case, which it had approved on March 18, 2005.

Mr. Béchat will therefore receive an indemnity equal to two years of his annual remuneration.

The Board also noted the retirement of Jean-Paul Béchat on the same date, and the Group's implementation, within this scope, of the applicable provisions.

Given Jean-Paul Béchat's uncontested expertise and the experience built up during his 42 years at the service of the Group, he will be appointed as a member of the Supervisory Board as soon as there is a vacancy.

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Contact Presse
Jocelyne TERRIEN

Tél +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

82-34974

SAFRAN

Press release

SAFRAN announces first-half 2007 results

Paris, August 31, 2007

The SAFRAN Group's results were approved by the Management Board on August 27, 2007 and submitted to the Supervisory Board on August 30, 2007.

All data in this press release is expressed in adjusted figures. To reflect the Group's real economic performance, SAFRAN establishes adjusted financial data along with the reported consolidated financial statements for the half-year reporting period. This is done for two reasons:

- *to neutralize the impact of the revaluation of intangible assets that occurred because of the Sagem-Snecma merger, and the resulting amortization booked in the reported financial statements;*
- *to integrate in the operating results for the half-year period the outcomes of currency hedges for the period.*

The table comparing reported financial statements to adjusted data for the period is shown in the appendix.

Key figures for the six-month period are as follows:

- Sales : €5,733 million, an increase of 4.7%
- Operating income: €311 million, an increase of 35%
- Net income – Group share: €215 million, an increase of 62%
- Net debt: €285 million, a decrease of €371 million.

Millions of euros	June 30, 2006	June 30, 2007	Change
Sales	5,476	5,733	+ 4.7%
Operating income	231	311	+ 35%
As % of sales	4.2%	5.4%	
Net income – Group share	133	215	+ 62%

Net debt	656	285

Sustained orders

Order intake during the first half of 2007 continued to advance, following the records already set in 2006.

For example, a total of 1,439 CFM56 engines were ordered during the six months ended June 30, 2007, compared with the previous record of 1,270 engines ordered during the year-earlier period. This number of orders for this half-year period exceeds the previous record for annual deliveries.

A large number of orders were also recorded for helicopter engines (587 versus 514 in the first half of 2006), aircraft equipment (landing gear, wheels and brakes, wiring, etc.), defense (seekers and sights) and security (electronic payment terminals and cards).

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press contact
Jocelyne Terrien

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Sales on the rise

At June 30, 2007, the Group posted adjusted sales of 5,733 million euros, an increase of 4.7% over the first half of 2006. At constant size and exchange rates, the increase would have been 9.3%.

Excluding the Communications branch, the Group posted a particularly strong increase in sales, up 11.3%, or 17% at constant size and U.S. dollar exchange rate.

Millions of euros	June 30, 2006	June 30, 2007	change
Aerospace Propulsion	2,403	2,775	+ 15.5%
Aircraft Equipment	1,301	1,373	+ 5.5%
Defense Security	695	747	+ 7.5%
Subtotal	*4,399*	*4,895*	*+ 11.3%*
Communications	1,077	838	- 22.2%
Consolidated sales	**5,476**	**5,733**	**+ 4.7%**

The Aerospace Propulsion branch posted a strong 15.5% rise in sales (+22.6 % at constant exchange rates), reflecting the sustained civil aviation business, encompassing both new engines and services.

The Aircraft Equipment branch posted a 5.5% increase in sales (11.3% at constant exchange rates). It would have recorded growth similar to that of the Aerospace Propulsion branch without the impact of delays in the A380 program.

Sales at the Defense Security branch grew 7.5%, as inertial navigation system business showed good growth during the period. The Security sector posted strong growth in all areas: payment terminals, governmental solutions and smart cards.

Sales at the Communications branch decreased 22% over the year-earlier period due to the mobile phone business, which experienced a drop in volumes of nearly 50%.

Operating income

The SAFRAN Group posted operating income for the first half of 2007 of €311 million, a 35% rise over the year-earlier figure of €231 million. It achieved this strong growth, despite the results of the Communications branch, due to good results in the Aerospace Propulsion branch and a return to profit by the Defense Security branch.

Millions of euros	June 30, 2006	June 30, 2007	Change
Aerospace Propulsion	227	297	+ 31%
As % of sales	*9.4%*	*10.7 %*	
Aircraft Equipment	117	75	- 36%
As % of sales	*9.0%*	*5.5 %*	
Defense Security	- 44	25	+ €69M
As % of sales	*- 6.3%*	*3.3 %*	
Communications	- 67	- 73	- €6M
As % of sales	*- 6.2 %*	*- 8.7 %*	

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press contact
Jocelyne Terrien

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Aerospace Propulsion branch

The Aerospace Propulsion branch continues to improve its profitability. It took advantage of buoyant business in the airplane and helicopter engine and associated services markets. This sustained business, along with continued productivity improvements and keeping costs under control, more than offset the impact of a less favorable dollar hedging rate (which declined from $1.10/€1 to $1.20/€1). As a result, operating income increased by 31%.

Aircraft Equipment branch

The drop in operating income at the Aircraft Equipment branch is primarily due to the impact of production startup on new programs, mainly the A380.

Defense Security branch

The Defense Security branch has returned to profit, driven by the initial effects of measures implemented at the end of 2006.

In the security sector, the card business recovered, while the electronic money transfer business recorded an increase in earnings.

Communications branch

The Communications branch recorded a total loss of €73 million.

Mobile phones recorded a steep drop to a loss of €94 million, due to the sharp decrease in volumes during the first half of the year, with the positive impact of partnerships formed during this period yet to be felt.

On the contrary, the Broadband business confirmed the improvement in earnings already recorded at the end of 2006, following cost reduction measures and the termination of loss-making businesses.

Net income

SAFRAN recorded consolidated net income for the six months ended June 30, 2007 of €215 million, a strong increase of 62% over the year-earlier period.

Financial position

The Group's net debt stood at €285 million, continuing the decrease already noted at year-end 2006 (€419 million). SAFRAN is therefore in a solid financial position.

Objectives for 2007

The Group's aerospace, defense and security businesses will continue sustained growth. Therefore, at constant size, SAFRAN confirms its objectives for 2007:

- Sales growth: about 5%
- Operating margin: exceeding 5% of sales

On July 26, 2007, Ingenico and Sagem Sécurité started exclusive negotiations aimed at creating a world leader in electronic payment solutions by transferring SAFRAN's assets in this area (Sagem Monetel) to Ingenico. If the operation under consideration is successfully completed, it could generate a substantial capital gain.

•

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press contact
Jocelyne Terrien

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Appendix

Comparison of reported half-year financial statements and adjusted data for the period

At June 30, 2007 (Millions of euros)	Reported consolidated financial statements	Hedging		Amortization of intangible assets (c)	Adjusted data
		Revaluation of sales (a)	Deferred income from hedges (b)		
Sales	5,493	182	58		5,733
Other income and operating expenses	(5,501)	(3)		82	(5,422)
Operating income	(8)	179	58	82	311
Financial income	21	(179)	168		10
Share of companies accounted for under the equity method	2				2
Tax expenses	5		(80)	(30)	(105)
Income for the period	20	0	146	52	218
Minority interests	1	(3)		(1)	(3)
Net income –Group share	21	(3)	146	51	215

(a) Revaluation of sales in currencies less purchases (by currency) at hedging rates, by restating changes in the value of hedged allotted to flows during the period.

(b) Changes in the value of hedges concerning flows in future periods (-€168 million, excluding taxes), deferred in adjusted shareholders' equity, and cancellation of the recovery of the existing unrealized earnings at closure of hedging (+€58 million, excluding taxes), included in reported consolidated shareholders' equity.

(c) Cancellation of amortization/depreciation of intangible assets related to the revaluation of aircraft programs resulting from the application of IFRS 3 at April 1, 2005.

The Group's auditors conduct a limited examination of the reported consolidated financial statements at the end of the half-year period. Adjusted financial data is checked as part of the overall reading of information provided in the half-year business report.

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press contact
Jocelyne Terrien

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

balance sheet and income statement

June 30, 2007

SAFRAN

The Supervisory Board meeting of August 30, 2007 authorized the publication of adjusted financial data for the first half of 2007 (section 1 of this document) and the SAFRAN condensed statutory half-yearly consolidated financial statements for the period from January 1 to June 30, 2007, approved by the Executive Board on August 27, 2007 (section 2 of this document).

Table of contents

Foreword 3

1 SAFRAN Group adjusted data 4

1.1 Adjusted condenses consolidated interim income statement 5
1.2 Adjusted condensed consolidated interim statement of cash flow 6
1.3 Segment information in adjusted date 7
1.4 Notes to the adjusted data 9

2 SAFRAN Group condensed consolidated interim financial statements 11

2.1 Condensed consolidated interim income statement 12
2.2 Condensed consolidated interim balance sheet 13
2.3 Statement of changes in condensed consolidated interim shareholders' equity 14
2.4 Condensed consolidated interim statement of cash flow 15
2.5 Segment information 16
2.6. Scope of consolidation 18
2.7. Accounting policies 19
2.8. Notes to the condensed consolidated interim financial statements 20
2.8.1 Revenue 20
2.8.2 Other income 20
2.8.3 Raw materials and consumables used 20
2.8.4 Workforce 21
2.8.5 Depreciations, amortizations, provisions and impairment 21
2.8.6 Other operating income and expenses 21
2.8.7 Net finance costs/income 22
2.8.8 Income tax expense 22
2.8.9 Earnings per share 23
2.8.10 Goodwill 24
2.8.11 Intangible assets 24
2.8.12 Property, plant and equipment 25
2.8.13 Financial assets and financial liabilities 26
2.8.14 Equity attributable to holders of the parent 29
2.8.15 Provisions 30
2.8.16 Borrowings subject to specific terms and conditions 31
2.8.17 Related parties 31
2.8.18 Off-balance sheet commitments and financial instruments 31
2.8.19 Consolidated statement of cash flow 33
2.8.20 Litigation 35
2.8.21 Subsequent events 36

Foreword

To reflect the Group's actual economic performances and to enable their monitoring and comparison with respect to competitors, SAFRAN has prepared, in parallel with its condensed statutory half-yearly consolidated financial statements, an adjusted income statement and statement of cash flow.

As a reminder, SAFRAN Group:

- is the result of the May 11, 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3 "Business combinations" in its statutory consolidated financial statements;
- has recorded all changes in the fair value of foreign exchange derivatives in finance costs/income since July 1, 2005, in connection with the provisions of IAS 39.

Consequently, the financial information from the SAFRAN Group's statutory consolidated financial statements has been adjusted for:

- the accounting impact of amortization charges for intangible assets relating to aeronautics programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3;
- the accounting impacts of the application of hedge accounting to foreign exchange financial instruments.

The impact of these adjustments on the income statement aggregates is as follows:

Half-year ended June 30, 2007 (in € millions)	Statutory consolidated financial statements	Hedge Accounting		Amortization of intangible assets	Adjusted data
		Revaluation of revenue (1)	Hedging gains or losses recorded (2)	(3)	
Revenue	5,493	182	58		5,733
Other operating income (expenses)	(5,501)	(3)		82	(5,422)
Profit (loss) from operations	(8)	179	58	82	311
Net finance costs / income	21	(179)	168		10
Income from associates	2				2
Income tax expense	5		(80)	(30)	(105)
Profit (loss) for the period	20		146	52	218
Minority interests	1	(3)		(1)	(3)
Net profit (loss) for the period attributable to equity holders of the parent	21	(3)	146	51	215

(1) Revaluation of revenue in foreign currencies net of purchases (by currency) at the hedged rate, by reclassification of the changes in value of hedges allocated to cash flows for the period.

(2) Changes in value of hedges related to future cash flows (-M€ 168 excluding taxes) reported in adjusted equity, and cancellation of the reversal of unrealized gains or losses at the time the hedge accounting was discontinued (+ M€ 58 excluding taxes), included in statutory consolidated equity.

(3) Cancellation of amortization and impairment of intangible assets relating to the revaluation of aeronautics programs pursuant to the application of IFRS 3 as of April 1, 2005.

The reader is reminded that only the condensed statutory half-yearly consolidated financial statements are subject to a limited review by the Group's statutory auditors (audited data), and that the adjusted financial data is verified with respect to an overall review of the information provided in the half-yearly activity report.

1 SAFRAN Group adjusted data

1.1 Adjusted condensed consolidated interim income statement

In order to monitor and compare the Group's economic performances, the consolidated income statement and consolidated statement of cash flow, presented respectively on pages 12 and 15 of the condensed statutory half-yearly consolidated financial statements are adjusted for:

- the impact of amortization charges for intangible assets relating to aeronautics programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3,
- the impacts of the application of hedge accounting to foreign exchange financial instruments. (page 5)

The adjusted information has not been audited.

(In € millions)		Half-year ended June 30, 2007 Adjusted	Half-year ended June 30, 2006 Adjusted
Revenue	*1.4.1*	5,733	5,476
Other income		31	26
Income from operations		5,764	5,502
Change in inventories of finished goods and work in progress		277	309
Capitalized production		124	193
Raw materials and consumables used	*1.4.2*	(3,685)	(3,562)
Personnel costs		(1,656)	(1,603)
Taxes		(114)	(115)
Depreciations, amortizations, provisions and impairment	*1.4.3*	(351)	(479)
Other operating income / expenses		(48)	(14)
Profit (loss) from operations		311	231
Borrowing costs		(9)	(13)
Other finance costs / income		19	(9)
Net finance costs / income	*1.4.4*	10	(22)
Income from associates		2	1
Profit (loss) before tax		323	210
Income tax expense	*1.4.5*	(105)	(69)
Profit (loss) from continuing operations		218	141
Profit from discontinued operations		-	-
Profit (loss) after tax		218	141
Minority interests		(3)	(8)
Net profit (loss) for the period attributable to equity holders of the parent		215	133
Basic earnings per share (in euro)		0.52	0.32

1.2 Adjusted condensed consolidated interim statement of cash flow

(in € millions)		Half-year ended June 30, 2007 Adjusted	Half-year ended June 30, 2006 Adjusted
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		320	200
Tax paid		(20)	(29)
Income from associates (net of dividends received)		2	5
Depreciation and amortization		169	218
Asset impairment		96	57
Provisions		80	175
Fair value of financial instruments and derivatives		(16)	31
Valuation of financial assets and liabilities			
Change in value			
Foreign exchange losses		(2)	14
Capital gains on asset disposals			(60)
Accrued interest			4
Other		12	12
Minority interests		3	9
Income and expenses not impacting cash flow		342	460
Net cash from operations before changes in working capital		644	636
Net change in inventories and work-in-progress		(363)	(439)
Net change in operating receivables and payables		289	71
Net change in other receivables and payables		25	8
Changes in working capital		(49)	(360)
	TOTAL I	595	276
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(115)	(203)
Purchases of property, plant and equipment net of proceeds from disposals		(200)	(135)
Net acquisitions of subsidiaries			(19)
Disposals of subsidiaries			(1)
Net purchases of shares in other companies		(55)	
Net proceeds from the sale of shares in other companies		6	2
Net proceeds from long-term investments		(19)	7
Other changes		(1)	10
	TOTAL II	(384)	(339)
III. Cash flow from/(used in) financing activities			
Change in share capital		19	7
Repayments of borrowings and long-term debt		(41)	(34)
Repayment of repayable advances		(31)	(16)
Issuance of new loans		10	18
Repayable advances received		20	24
Net change in short term borrowings		(175)	(44)
Dividends paid to parent company shareholders		(90)	(147)
Dividends paid to minority interests		(5)	(7)
	TOTAL III	(293)	(199)
IV. Effect of changes in exchange rates	**TOTAL IV**	(1)	(4)
Increase/(decrease) in net financial position	**I+II+III+IV**	(83)	(266)
Opening net financial position		743	936
Closing net financial position		660	670
Increase/(decrease) in net financial position		(83)	(266)

1.3 Segment information in adjusted data

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

1.3.1 Business segments

1.3.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. This branch also includes MRO activities and the sale of spare parts.

1.3.1.2 Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

1.3.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

1.3.1.4 Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

1.3.2 Segment information in adjusted data

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Total as of June 30, 2007**
External revenue	2,775	1,373	747	838	5,733		5,733
Inter-branch revenue	10	217	49	37	313	(313)	-
Total revenue	**2,785**	**1,590**	**796**	**875**	**6,046**	**(313)**	**5,733**
Other branch income	214	154	60	2	430	2	432
Branch expenses	(2,520)	(1,591)	(773)	(876)	(5,760)	305	(5,455)
Depreciation and amortization, net	(67)	(56)	(24)	(19)	(166)	(6)	(172)
Impairment of assets	(79)	(13)	13	(15)	(94)	(1)	(95)
Increase in provisions, net	(24)	(10)	(34)	(12)	(80)	(4)	(84)
Other items	(11)		(13)	(27)	(51)	3	(48)
Profit (loss) from operations	**298**	**74**	**25**	**(72)**	**325**	**(14)**	**311**
Income from associates							2
Net finance costs / income							10
Income tax expense							(105)
Minority interests							(3)
Net profit (loss)							**215**

1.4 Notes to the adjusted data

The notes hereafter only concern the aggregates that have been adjusted compared to the condensed consolidated interim financial statements.

1.4.1 Revenue

(in € millions)		Half-year ended June 30, 2007	Half-year ended June 30, 2006
Aerospace Propulsion branch			
Original aircraft equipment		1,415	1,196
Aircraft spare parts		672	597
MRO		540	444
R & D contracts		63	69
Broadband		85	97
	sub total	2,775	2,403
Aircraft Equipment branch			
Original aircraft equipment		745	720
Aircraft spare parts		252	200
MRO		99	91
R & D contracts		123	106
Engineering		83	88
Broadband		71	96
	sub total	1,373	1,301
Defense Security branch			
Navigators and aeronautic systems		264	253
Optronic and infantry soldier systems		198	198
Security		284	243
Others		1	1
	sub total	747	695
Communications branch			
Mobile telephones		251	477
Broadband		587	600
	sub total	838	1,077
Total		**5,733**	**5,476**

1.4.2 Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.
They break down as follows:

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Raw materials, supplies and other	(1,388)	(1,597)
Bought-in goods	(120)	(67)
Changes in inventories	87	130
Sub-contracting	(1,292)	(1,101)
Purchases not held in inventory	(164)	(152)
External services	(808)	(775)
Total	**(3,685)**	**(3,562)**

1.4.3 Depreciations, amortizations, provisions and impairment

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Depreciation and amortization expense		
- intangible assets	(32)	(69)
- property, plant and equipment	(140)	(154)
Total depreciation and amortization expense	(172)	(223)
Asset impairment		
- intangible assets and PP&E	(53)	(18)
- financial assets	(32)	(10)
- inventories	(14)	(27)
- receivables	4	3
Total asset impairment	(95)	(52)
Total increase in provisions	(84)	(204)
Total	(351)	(479)

1.4.4 Net finance costs/income

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Cost of net borrowings and long-term debt	(9)	(13)
Foreign exchange hedging ineffectiveness	-	(29)
Foreign exchange loss	(498)	(458)
Charges to provisions	(1)	(5)
NCA of non-consolidated investments sold	(8)	(4)
Discount impact	(13)	(19)
Other	(1)	-
Total other finance costs	(521)	(515)
Foreign exchange hedging ineffectiveness	12	-
Proceeds from disposal of assets	8	-
Foreign exchange gain	489	464
Reversals of provisions	-	3
Foreign exchange gains on provisions	10	31
Gain on financial instruments held for trading	-	1
Dividends	21	2
Other	-	5
Total other finance income	540	506
Total other finance costs / income	19	(9)
Total financial costs / income	10	(22)

1.4.5 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Current tax charge	(142)	(113)
Deferred tax charge	37	44
Total income tax expense	(105)	(69)

2 SAFRAN Group condensed consolidated interim financial statements

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris cedex 15) is a limited liability company incorporated in France and listed in Compartment A of the Euronext Paris Eurolist market.

On August 30, 2007, the Supervisory Board authorized the publication of the condensed consolidated interim financial statements of SAFRAN for the period from January 1 to June 30, 2007, approved by the Management Board.
The condensed consolidated interim financial statements for the half-year ended June 30, 2007 must be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, as presented in the Reference Document filed with the French Markets Authority (AMF) on April 27, 2007, under the number D.07-0401.

It should be noted that the comparative data for the half-year ended June 30, 2006 as published in September 2006,was not adjusted for any error corrections recorded as of December 31, 2006, as their impact on the first half-year condensed consolidated interim financial statements was immaterial.

2.1 Condensed consolidated interim income statement

(in € millions)	*Notes*	**Half-year ended June 30, 2007**	**Half-year ended June 30, 2006**
Revenue	*2.8.1*	**5,493**	**5,271**
Other income	*2.8.2*	31	93
Income from operations		**5,524**	**5,364**
Change in inventories of finished goods and work in progress		277	309
Capitalized production		124	193
Raw materials and consumables used	*2.8.3*	(3,682)	(3,585)
Personnel costs		(1,656)	(1,588)
Taxes		(114)	(115)
Depreciations, amortizations, provisions and impairment	*2.8.5*	(433)	(571)
Other operating income / expenses	*2.8.6*	(48)	(70)
Profit (loss) from operations		**(8)**	**(63)**
Borrowing costs		(9)	(13)
Other finance costs / income		30	259
Net finance costs / income	*2.8.7*	**21**	**246**
Income from associates		2	1
Profit (loss) before tax		**15**	**184**
Income tax expense	*2.8.8*	5	(59)
Profit (loss) from continuing operations		**20**	**125**
Profit from discontinued operations			-
Profit (loss) after tax		**20**	**125**
Minority interests		1	(7)
Net profit (loss) for the period attribuable to equity holders of the parent		**21**	**118**
Basic earnings per share (in euro)	*2.8.9*	0.05	0.29
Diluted earnings per share (in euro)	*2.8.9*	0.05	0.29

2.2 Condensed consolidated interim balance sheet

ASSETS (in € millions)	Notes	June 30, 2007	Dec. 31, 2006
Goodwill	2.8.10	1,589	1,589
Intangible assets	2.8.11	3,007	3,056
Property, plant and equipment	2.8.12	1,860	1,826
Non-current financial investments	2.8.13.1	452	364
Investments in associates		31	32
Deferred tax assets	2.8.8.1	175	120
Other non-current assets		11	16
Non-current assets		**7,125**	**7,003**
Current financial investments	2.8.13.1	79	108
Assets held for sale			-
Fair value of financial instruments and derivatives	2.8.13.2	228	397
Inventories and work-in-progress		3,574	3,240
Trade and other receivables		4,207	4,218
Tax assets		64	68
Other current assets		165	151
Cash and cash equivalents	2.8.13.3	660	743
Current assets		**8,977**	**8,925**
Total assets		**16,102**	**15,928**

EQUITY AND LIABILITIES (in € millions)	Notes	June 30, 2007	Dec. 31, 2006
Share capital	2.8.14.1.1	83	83
Consolidated retained earnings	2.8.14.1.2	4,220	4,296
Net unrealized gains on available-for-sale financial assets		30	27
Net unrealized losses on currency futures		(38)	(76)
Net profit (loss) for the period		21	9
Equity attributable to holders of the parent		**4,316**	**4,339**
Minority interests		**166**	**173**
Total equity		**4,482**	**4,512**
Provisions	2.8.15	1,034	976
Borrowings subject to specific terms and conditions	2.8.16	581	573
Interest-bearing non-current liabilities	2.8.13.4	451	463
Deferred tax liabilities	2.8.8.1	851	929
Other non-current liabilities		76	112
Non-current liabilities		**2,993**	**3,053**
Provisions	2.8.15	1,119	1,101
Interest-bearing current liabilities	2.8.13.4	494	699
Trade and other payables		6,708	6,390
Tax liabilities		140	21
Fair value of financial instruments and derivatives	2.8.13.2	8	2
Other current liabilities		158	150
Current liabilities		**8,627**	**8,363**
Total equity and liabilities		**16,102**	**15,928**

2.3 Statement of changes in condensed consolidated interim shareholders' equity

(In € millions)	Share capital issued	Share premium	Treasury shares	Hedging reserves	Translation adjustments	Consolidated reserves	Net profit (loss) for the year	Other	Equity attributable to holders of the parent	Minority interests	Total equity
As of January 1, 2007	**83**	**3,360**	**(107)**	**(76)**	**(8)**	**1,051**	**9**	**27**	**4,339**	**173**	**4,512**
Translation adjustments					(8)				(8)		(8)
Fair value adjustment to cash-flow hedging derivatives, net of tax				38					38		38
Fair value adjustment to available-for-sale securities, net of tax								3	3		3
Profit (loss) booked in equity	**0**	**0**	**0**	**38**	**(8)**	**0**	**0**	**3**	**33**	**0**	**33**
Net profit for the year							21		21	(1)	20
Net (loss) profit booked for the year	**0**	**0**	**0**	**38**	**(8)**	**0**	**21**	**3**	**54**	**(1)**	**53**
Capital increase			18						18		18
Dividends						(90)			(90)	(6)	(96)
Other movements			(6)			10	(9)		(5)		(5)
As of June 30, 2007	**83**	**3,360**	**(95)**	**(38)**	**(16)**	**971**	**21**	**30**	**4,316**	**166**	**4,482**

(In € millions)	Share capital issued	Share premium	Treasury shares	Hedging reserves	Translation adjustments	Consolidated reserves	Net profit (loss) for the year	Other	Equity attributable to holders of the parent	Minority interests	Total equity
As of January 1, 2006 (*)	**83**	**3,360**	**(117)**	**(127)**	**34**	**1,503**	**(302)**	**10**	**4,444**	**164**	**4,608**
Translation adjustments					(30)				(30)	(1)	(31)
Fair value adjustment to cash-flow hedging derivatives, net of tax				25					25		25
Fair value adjustment to available-for-sale securities, net of tax								12	12		12
Profit (loss) booked in equity	**0**	**0**	**0**	**25**	**(30)**	**0**	**0**	**12**	**7**	**(1)**	**6**
Net profit for the year							118		118	7	125
Net (loss) profit booked for the year	**0**	**0**	**0**	**25**	**(30)**	**0**	**118**	**12**	**125**	**6**	**131**
Capital increase			5			5			10	2	12
Dividends						(148)			(148)	(7)	(155)
Other movements					3	(304)	302		1	5	6
As of June 30, 2006	**83**	**3,360**	**(112)**	**(102)**	**7**	**1,056**	**118**	**22**	**4,432**	**170**	**4,602**

(*) After corrections as of January 1, 2006 (see notes on page 114 in 2006 Reference Document)

2.4 Condensed consolidated interim statement of cash flow

(in € millions)		Half-year ended June 30, 2007	Half-year ended June 30, 2006
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		16	177
Tax paid		(20)	(29)
Income from associates (net of dividends received)		2	5
Depreciation and amortization		251	310
Asset impairment		96	57
Provisions		80	175
Fair value of financial instruments and derivatives		268	(21)
Valuation of financial assets and liabilities			
Change in value			
Foreign exchange losses		(3)	(1)
Capital gains on asset disposals			(60)
Accrued interest			4
Other		12	12
Minority interests		(1)	7
Income and expenses not impacting cash flow		703	483
Net cash from operations before changes in working capital		701	636
Net change in inventories and work-in-progress		(363)	(439)
Net change in operating receivables and payables		289	71
Net change in other receivables and payables		(32)	8
Changes in working capital		(106)	(360)
	TOTAL I	595	276
II. Flux de trésorerie provenant des activités d'investissement			
Purchases of intangible assets net of proceeds from disposals		(115)	(203)
Purchases of property, plant and equipment net of proceeds from disposals		(200)	(135)
Net purchases of shares in other companies		(55)	(19)
Net proceeds from the sale of shares in other companies		6	1
Net proceeds from long-term investments		(19)	7
Other changes		(1)	10
	TOTAL II	(384)	(339)
III. Cash flow from/(used in) financing activities			
Change in share capital		19	7
Repayments of borrowings and long-term debt		(41)	(34)
Repayment of repayable advances		(31)	(16)
Issuance of new loans		10	18
Repayable advances received		20	24
Net change in short term borrowings		(175)	(44)
Dividends paid to parent company shareholders		(90)	(147)
Dividends paid to minority interests		(5)	(7)
	TOTAL III	(293)	(199)
IV. Effect of changes in exchange rates	TOTAL IV	(1)	(4)
Increase/(decrease) in net financial position	I+II+III+IV	(83)	(266)
Opening net financial position		743	936
Closing net financial position		660	670
Increase/(decrease) in net financial position		(83)	(266)

2.5 Segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

2.5.1 Business segments

2.5.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. This branch also includes MRO activities and the sale of spare parts.

2.5.1.2 Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

2.5.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

2.5.1.4 Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

2.5.2 Segment information by branch

Half-year ended June 30, 2007

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense security	Communications	Total branches	Holding/ Inter-branch eliminations	Total as of June 30, 2007
External revenue	2,609	1,299	747	838	5,493		5,493
Inter-branch revenue	10	217	49	37	313	(313)	-
Total revenue	2,619	1,516	796	875	5,806	(313)	5,493
Other branch income	214	154	60	2	430	2	432
Branch expenses	(2,519)	(1,591)	(773)	(875)	(5,758)	306	(5,452)
Depreciation and amortization, net	(141)	(64)	(24)	(19)	(248)	(6)	(254)
Impairment of assets	(79)	(13)	13	(15)	(94)	(1)	(95)
Increase in provisions, net	(24)	(10)	(34)	(12)	(80)	(4)	(84)
Other items	(7)	(3)	(14)	(27)	(51)	3	(48)
Profit (loss) from operations	63	(11)	24	(71)	5	(13)	(8)
Income from associates							2
Net finance costs / income							21
Income tax expense							5
Minority interests							1
Net profit (loss)							21

Half-year ended June 30, 2006

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense security	Communications	Total branches	Holding/ Inter-branch eliminations	Total as of June 30, 2006
External revenue	2,270	1,229	694	1,077	5,270	1	5,271
Inter-branch revenue	10	187	57	26	280	(280)	-
Total revenue	2,280	1,416	751	1,103	5,550	(279)	5,271
Other branch income	271	198	54	46	569	26	595
Branch expenses	(2,181)	(1,508)	(756)	(1,116)	(5,561)	273	(5,288)
Depreciation and amortization, net	(144)	(96)	(26)	(43)	(309)	(6)	(315)
Impairment of assets	(8)	(10)	(15)	(4)	(37)	(15)	(52)
Increase in provisions, net	(156)	4	(43)	(11)	(206)	2	(204)
Other items	(36)	22	(10)	(39)	(63)	(7)	(70)
Profit (loss) from operations	26	26	(45)	(64)	(57)	(6)	(63)
Income from associates							1
Net finance costs / income							246
Income tax expense							(59)
Minority interests							(7)
Net profit (loss)							118

2.5.3 Revenue by customer location

The Group customers are mainly established in four geographical areas.

(in € millions)	June 30, 2007 Amount	%	June 30,2006 Amount	%
France	1,681	31%	1,688	32%
Europe (excluding France)	1,131	21%	1,135	22%
North America	1,600	29%	1,387	26%
Asia	529	9%	454	9%
Rest of the world	552	10%	607	11%
Total	**5,493**	**100%**	**5,271**	**100%**

2.6 Scope of consolidation

2.6.1 Spin-off of Sagem Défense Sécurité

On June 29, 2007, the shareholders of Sagem Défense Sécurité approved the partial transfer of assets from the Security Division to a new subsidiary, Sagem Sécurité, with retroactive effect to January 1, 2007.
As this is an internal transaction, there is no impact on consolidation.

2.6.2 Final acquisition price of Orga Group

The Orga Group's acquisition price was finally amounts to €81 million, following an arbitration decision in May 2007. The impact of the price adjustment on the consolidated financial statements is immaterial.

2.6.3 Other changes in the scope of consolidation

No other material changes at Group level were recorded during the first half of 2007.

2.7 Accounting policies

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). In particular, the condensed consolidated interim financial statements for the half-year ended June 30, 2007 have been prepared in accordance with IAS 34 *Interim financial reporting* together with all the standards and interpretations adopted by the European Union and subject to mandatory adoption as of June 30, 2007.

As such, the SAFRAN Group has applied the same accounting rules and methods as those used for the preparation of its consolidated financial statements for the year ended December 31, 2006 and has adopted the following standards and interpretations since January 1, 2007:

2.7.1 IFRS subject to mandatory adoption as of January 1, 2007:

As of January 1, 2007, IFRS 7 *Financial Instruments: Disclosures* amends and replaces IAS 30 and IAS 32 and amends IAS 1 with regard to disclosures on financial receivables and payables and the Group's market transactions in the notes to the financial statements. This new standard had no impact on the consolidated interim financial statements for the half-year ended June 30, 2007.

The notes to the consolidated financial statements for the year ending December 31, 2007 will include the additional information required by this standard.

2.7.2 IFRIC interpretations subject to mandatory adoption as of January 1, 2007:

IFRIC interpretations 7 to 10 (applying the restatement approach under IAS 29, scope of IFRS 2, reassessment of embedded derivatives, interim financial reporting and impairment), adopted as of January 1, 2007, had no impact on the Group's 2006 and 2007 financial statements, as the relevant transactions were treated in accordance with the positions set forth in these interpretations.

2.7.3 IFRS subject to early adoption in 2007:

The SAFRAN Group decided against the early adoption of revised IAS 23 *Borrowing Costs* and IFRS 8 *Operating Segments*. These standards, which respectively require entities to capitalize borrowing costs that are allocated to the gross carrying amount of the corresponding assets and disclose segment information based on that used internally by Group management, are only subject to mandatory adoption as of January 1, 2009. With respect to current accounting methods and the information provided by the Group, the adoption of these standards is not expected to have a material impact.
These standards published by the IASB have not yet been adopted by the European Union, but have been subject to recommendations for adoption by EFRAG and should be adopted in the fourth quarter of 2007.

2.8 Notes to the condensed consolidated interim financial statements

2.8.1 Revenue

(in € millions)		Half-year ended June 30, 2007	Half-year ended June 30, 2006
Aerospace Propulsion branch			
Original aircraft equipment		1,331	1,130
Aircraft spare parts		632	564
MRO		508	420
R & D contracts		59	65
Others		80	92
	sub total	2,610	2,271
Aircraft Equipment branch			
Original aircraft equipment		705	681
Aircraft spare parts		238	189
MRO		94	86
R & D contracts		116	100
Engineering		79	83
Others		67	89
	sub total	1,299	1,228
Defense Security branch			
Navigators and aeronautic systems		263	253
Optronic and infantry soldier systems		198	198
Security		284	243
Others		1	1
	sub total	746	695
Communications branch			
Mobile telephones		251	477
Broadband		587	600
	sub total	838	1,077
Total		**5,493**	**5,271**

2.8.2 Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Operating subsidies	27 *	20 *
Other operating income	4	73
Total	**31**	**93**

* including a research tax credif of € 22 millions in 2007 and € 12 millions in 2006

2.8.3 Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.
They break down as follows:

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Raw materials, supplies and other	(1,388)	(1,597)
Bought-in goods	(118)	(64)
Changes in inventories	87	130
Sub-contracting	(1,291)	(1,101)
Purchases not held in inventory	(164)	(152)
External services	(808)	(801)
Total	**(3,682)**	**(3,585)**

2.8.4 Workforce

The breakdown per business segment is as follows:

	Half-year ended June 30, 2007
Aerospace Propulsion	20,523
Aircraft Equipment	18,487
Defense Security	9,056
Communications	9,458
Other	561
Total	**58,085**

The average workforce, including non-consolidated companies, totals 62,716.

The breakdown of the workforce of French companies by socio-professional category is as follows:

	Half-year ended June 30, 2007
Executives	12,899
Supervisors	1,273
Technicians	12,521
Administrative employees	3,483
Workers	9,527
Total	**39,703**

2.8.5 Depreciations, amortizations, provisions and impairment

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Depreciation and amortization expense		
- intangible assets	(114)	(161)
- property, plant and equipment	(140)	(154)
Total depreciation and amortization expense	**(254)**	**(315)**
Asset impairment		
- intangible assets and PP&E	(53)	(18)
- financial assets	(32)	(10)
- inventories	(14)	(27)
- receivables	4	3
Total asset impairment	**(95)**	**(52)**
Total increase in provisions	**(84)**	**(204)**
Total	**(433)**	**(571)**

2.8.6 Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Capital gains / losses on asset disposals	-	32 (*)
Royalties, patents and licenses	(30)	(42)
Costs on financial guarantees	-	(13)
Debt waivers	-	(13)
Loss on irrecoverable receivables	(12)	(6)
Other operating expenses	(6)	(28)
Total	**(48)**	**(70)**

(*) Including the sale of Meudon and St Ouen premises

2.8.7 Net finance costs/income

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Cost of net borrowings and long-term debt	(9)	(13)
Foreign exchange hedging ineffectiveness	-	(29)
Foreign exchange loss	(669)	(458)
Charges to provisions	(1)	(5)
NCA of non-consolidated investments sold	(8)	(4)
Discount impact	(13)	(19)
Other	(1)	-
Total other finance costs	(692)	(515)
Foreign exchange hedging ineffectiveness	12	-
Proceeds from disposal of assets	8	-
Foreign exchange gain	671	732
Reversals of provisions	-	3
Foreign exchange gains on provisions	10	31
Gain on financial instruments held for trading	-	1
Dividends	21	2
Other	-	5
Total other finance income	722	774
Total other finance costs / income	30	259
Total financial costs / income	21	246

2.8.8 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Current tax charge	(142)	(101)
Deferred tax charge	147	42
Total income tax expense	5	(59)

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

2.8.8.1 Deferred tax assets and liabilities

(in € millions)	June 30, 2007	Dec. 31, 2006
Deferred tax - Asset	175	120
Deferred tax - Liability	(851)	(929)
Net position	(676)	(809)

2.8.8.2 Movements in deferred tax liabilities

(in € millions)	
Net deferred tax assets (liabilities) as of December 31, 2006	**(809)**
Deferred tax income (expenses) in the profit and loss statement	147
Deferred taxes booked in equity	(13)
Reclassification	(1)
Net deferred tax assets (liabilities) as of June 30, 2007	**(676)**

2.8.9 Earnings per share

The Group's potentially dilutive shares include stock options and the bonus shares allotted to Sagem SA employees prior to the merger.

As of June 30, 2007, all bonus shares had been allotted.

Earnings per share are as follows:

	Index	Half-year ended June 30, 2007	Half-year ended June 30, 2006
Numerator (in € millions)			
Net profit for the period	(a)	21	118
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of treasury shares held	(c)	5,870,815	7,238,377
Number of shares excluding treasury shares	(d)=(b-c)	411,158,770	409,791,208
Weighted average number of shares (excluding treasury shares)	(d')	410,320,892	409,550,340
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	309,753	1,178,286
Weighted average number of shares after dilution	(f)=(d'+e)	410,630,645	410,728,626
Ratio: earnings per share (in euro)			
Basic earnings per share: (profit/(loss)	(g)=(a*1million)/(d')	0.05	0.29
Diluted earnings per share: (profit/(loss)	(h)=(a*1million)/(f)	0.05	0.29

There were no other transactions involving shares or potential shares between the closing date and the completion of these financial statements.

2.8.10 Goodwill

Goodwill breaks down as follows:

(in € millions)	June 30, 2007 Net	Dec. 31, 2006 Net
Snecma	253	253
Turbomeca SA	225	225
Aircelle	213	213
Labinal	208	208
Hispano Suiza	96	96
Messier Dowty SAS	94	94
Messier Bugatti	93	93
Snecma Propulsion Solide	66	66
Sagem Orga	66	66
Teuchos SA	52	52
Techspace Aero	47	47
Snecma Services	46	46
Sagem Défense Sécurité	42	42
Vectronix	22	23
Sagem Communication	21	21
Microturbo SA	12	12
Globe Motors Inc	10	10
Cinch Connectors Inc	6	6
Sagem-Interstar	6	6
Wuhan Tianyu Information Industry	5	5
Sofrance	4	4
Autres	2	1
Total	**1,589**	**1,589**

2.8.11 Intangible assets

Intangible assets break down as follows:

		June 30, 2007			Dec. 31, 2006	
(in € millions)	Gross	Amort. / impairment	Net	Gross	Amort. / impairment	Net
Brand names	147	(3)	144	147	(2)	145
Programs	2,704	(436)	2,268	2,704	(355)	2,349
Development costs	716	(268)	448	625	(200)	425
Concessions, patents, licenses	56	(47)	9	52	(41)	11
Software	215	(150)	65	186	(132)	54
Other	105	(32)	73	101	(29)	72
Total	**3,943**	**(936)**	**3,007**	**3,815**	**(759)**	**3,056**

Brands with an indefinite life amount to €119 million.
The weighted average remaining amortization period of the programs is approximately 12 years.

Movements in intangible assets (net) break down as follows:

(in € millions)	Gross	Amortization / impairment	Net
As of December 31, 2006	**3,815**	**(759)**	**3,056**
Assets produced internally	97		97
Separate additions	21		21
Disposals and assets removed	(1)		(1)
Amortization		(114)	(114)
Impairment losses recognized in profit or loss		(58)	(58)
Reclassifications	11	(5)	6
Changes in scope of consolidation			0
Translation adjustments			0
As of June 30, 2007	**3,943**	**(936)**	**3,007**

Research expenditure of €395 million was incurred in the first half of 2007.
Capitalized development expenditure as of June 30, 2007 amounts to €91 million (€150 million as of June 30, 2006).
In the first half of 2007, development expenditure amortization was recognized in expenses in the amount of €20 million (€47 million as of June 30, 2006).

In addition, assets revalued at the time of the creation of the SAFRAN Group were amortized in the amount of €82 million during the first half of 2007.

2.8.12 Property, plant and equipment

Property, plant and equipment breaks down as follows:

	June 30, 2007			December 31,2006		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	216		216	215	-	215
Aircraft				-	-	-
Buildings	808	(434)	374	786	(411)	375
Technical facilities, equipment and tooling	3,308	(2,356)	952	3,216	(2,320)	896
PP&E in course of construction, advances	227	(18)	209	241	(16)	225
Site development and preparation costs	23	(12)	11	22	(11)	11
Buildings on land owned by third parties	28	(14)	14	30	(17)	13
Computer hardware and other equipment	365	(281)	84	361	(270)	91
Total	**4,975**	**(3,115)**	**1,860**	**4,871**	**(3,045)**	**1,826**

Movements in property, plant and equipment (net) break down as follows:

(In € millions)	Gross	Amortization / impairment	Net
As of December 31, 2006	**4,871**	**(3,045)**	**1,826**
Assets produced internally	27		27
Additions	190		190
Disposals and assets removed	(79)	57	(22)
Depreciation		(140)	(140)
Impairment losses recognized in profit or loss		5	5
Reclassifications	(18)	6	(12)
Changes in scope of consolidation	(12)	3	(9)
Translation adjustments	(4)	(1)	(5)
As of June 30, 2007	**4,975**	**(3,115)**	**1,860**

Investment commitments as of June 30, 2007 totaled €118 million.

2.8.13 Financial assets and financial liabilities

	June 30, 2007			Dec. 31, 2006		
(in € millions)	Current	Non current	Total	Current	Non current	Total
Financial investments	79	452	531	108	364	472
Fair value of financial instruments and derivatives	228		228	397		397
Cash and cash equivalents	660		660	743		743
Interest-bearing liabilities	494	451	945	699	463	1,162
Fair value liabilities of financial instruments and derivatives	8		8	2		2

2.8.13.1 Financial investments

	June 30, 2007			Dec. 31, 2006		
(In € millions)	Current	Non-current	Total	Current	Non-current	Total
Non-consolidated investments	-	328	328	-	254	254
Sales-financing loans	-	36	36	4	42	46
Advances and loans to non-consolidated affiliates	74	45	119	100	24	124
Loans to employees	4	22	26	4	24	28
Deposits and guarantees	1	7	8	-	6	6
Other	-	14	14	-	14	14
Total	79	452	531	108	364	472

Movements in financial assets:

(in € millions)	Dec. 31,2006	Increase	Decrease	Change in fair value	Net charge/reversal	Other	June 30, 2007
Non-consolidated investments	254	112	(7)	(2)	(33)	4	328
Sales-financing loans	46	2	(12)				36
Advances and loans to non-consolidated affiliates	124	33	(45)			7	119
Loans to employees	28		(2)				26
Deposits and guarantees	6	2	(1)			1	8
Other	14		1			(1)	14
Total	472	149	(66)	(2)	(33)	11	531

Non-consolidated investments

Non-consolidated investments break down as follows:

(in € millions)	June 30, 2007	Dec. 31, 2006
Unlisted shares	216	190
Listed shares*	112	64
Total	328	254

* the increase is mainly attributable to the compensation received by the Group in the form of shares in Northwest, following its exit from Chapter 11 of the US Bankruptcy Code, in respect of receivables prior to these proceedings.

Non-consolidated investments include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(In € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	12/31/06	51.76	4.3	0.1	4.9
Snecma Morocco Engine Services SAS	12/31/06	51.00	3.4	0.3	1.5
Turbomeca do Brasil	12/31/06	100.00	7.3	(1.2)	8.6
Arianespace Participation	12/31/06	10.44	51.3	6.3	-
Embraer	12/31/06	1.12	1,423.2	310.7	74.0
Snecma Ltd	12/31/06	100.00	44.1	15.7	25.9
RRTM	12/31/06	50.00	3.5	0.2	-
GEAM (1)	12/31/06	19.90	154.0	38.1	40.7
Northwest Airlines Corporation (2)	12/31/06	0.7	(6,067.6)	(2,257.8)	38.1

(1) owned by SSP Inc., a non-consolidated company owned by Snecma Services Participation

(2) Northwest : Figures of 2006, period under judicial control (chapter 11)

2.8.13.2 Fair value of financial instruments and derivatives

The fair value of the SAFRAN Group's derivative instruments stood at €220 million as of June 30, 2007 (see Note 2.8.18).

2.8.13.3 Cash and cash equivalents

(in € millions)	June 30, 2007	Dec. 31, 2006
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities		43
Treasury shares		-
UCITS	222	215
Money market accounts	182	168
Sight and time deposits	256	317
Total	**660**	**743**

Movements in cash and cash equivalents:

(in € millions)	
Cash and cash equivalents as of December 31, 2006	**743**
Movement during the period	(80)
Changes in scope of consolidation	(2)
Translation adjustments	(1)
Cash and cash equivalents as of June 30, 2007	**660**

2.8.13.4 Interest-bearing liabilities

(in € millions)	June 30, 2007 Current	June 30, 2007 Non current	June 30, 2007 Total	Dec. 31, 2006 Current	Dec. 31, 2006 Non current	Dec. 31, 2006 Total
Finance lease borrowings	17	49	66	12	68	80
Other long-term loans	163	402	565	165	395	560
Accrued interest not yet due	4		4	5		5
Commercial paper	236		236	376		376
Short-term bank facilities and equivalent	74		74	141		141
Total	**494**	**451**	**945**	**699**	**463**	**1 162**

Movements in interest-bearing liabilities:

(in € millions)	
As of December 31, 2006	**1,162**
Increase in borrowings	13
Decrease in borrowings	(48)
Movement in cash credits	(176)
Changes in scope of consolidation	
Translation adjustments	2
Other	(8)
As of June 30, 2007	**945**

2.8.13.5 Interest rate risk management

The Group manages its interest rate risk exposure by applying a balance of fixed and floating rates to its financing. Where necessary, it may trade hedging instruments on the market.

As of June 30, 2007, the breakdown of financial assets and financial liabilities is as follows:

(in € millions)		- 1 year		1 to 5 years		over 5 years		Total	
		Base	interest Rate	Base	interest Rate	Base	interest Rate	Base	interest Rate
Financial Assets									
Financial investments (except non-consolidated investments)									
	Fixed rate	13	3.61%	40	1.01%	10	4.50%	63	2.11%
	Floating rate	66	5.15%	69	5.33%	4	4.97%	139	5.23%
	TOTAL	**79**	**4.91%**	**109**	**3.74%**	**14**	**4.63%**	**202**	**4.26%**
Marketable securities									
	Fixed rate								
	Floating rate	405	EONIA/FED					405	EONIA/FED
Money market accounts									
	Fixed rate								
	Floating rate	255	EONIA/FED					255	EONIA/FED
Cash and cash equivalents		**660**						**660**	
Financial liabilities									
	Fixed rate	110	3.60%	271	3.29%	39	4.49%	420	3.49%
	Floating rate	384	4.89%	136	4.77%	5	3.81%	525	4.85%
	TOTAL	**494**	**4.60%**	**407**	**3.79%**	**44**	**4.41%**	**945**	**4.24%**

No interest rate management instruments were identified as of June 30, 2007.

2.8.14 Equity attributable to holders of the parent

2.8.14.1 Share capital

As of June 30, 2007, the share capital of SAFRAN comprised 417,029,585 shares each with a par value of €0.20.

2.8.14.1.1 Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.
This was the case for the French Government for most of the shares it held as of March 1, 2007.
The treasury shares have been stripped of voting rights.

December 31, 2006

Shareholder	Number of shares	% share capital	Number of voting rights	% voting rights
Private investors	164 260 647	39,39%	174 796 392	34,48%
French state	128 641 895	30,84%	128 641 895	25,37%
Current and former employees	86 236 546	20,68%	144 198 413	28,44%
Areva	30 772 945	7,38%	59 363 695	11,71%
Treasury shares	7 117 552	1,71%	-	-
Total	**417 029 585**	**100%**	**507 000 395**	**100%**

June 30, 2007

Shareholder	Number of shares	% share capital	Number of voting rights	% voting rights
Private investors	169 609 184	40,70%	182 221 245	28,50%
French state	128 641 895	30,80%	244 099 631	38,10%
Current and former employees	82 134 746	19,70%	154 177 975	24,10%
Areva	30 772 945	7,40%	59 363 695	9,30%
Treasury shares	5 870 815	1,40%	-	-
Total	**417 029 585**	**100%**	**639 862 546**	**100%**

2.8.14.1.2 Consolidated retained earnings

(in € millions)	June 30, 2007	Dec. 31, 2006
Legal reserves	-	-
Free reserves	-	-
Translation adjustments	(16)	(8)
Revaluation reserves	-	-
Consolidated reserves	4,236	4,304
Total	**4,220**	**4,296**

Movements in consolidated retained earnings are as follows:

	€ millions
- January 1, 2007	4,296
- Appropriation of 2006 net profit	9
- Distribution of reserves in 2007 (*)	(90)
- Change in exchange differences	(8)
- Sale of treasury shares	12
- Others	1
As of June 30, 2007	**4,220**

(*) The net dividend per share in 2007, based on 2006 earnings, is €0.22, giving a total dividend distribution of €90 million.

The SAFRAN Group deducted €95 million in treasury shares from its consolidated equity as of June 30, 2007.

2.8.14.1.3 Deferred taxes in equity

(in € millions)	**June 30, 2007**	**Dec. 31, 2006**
Hedging relationships	19	40
Available-for-sale assets	4	-
Treasury shares	-	(4)
Total	**23**	**36**

2.8.15 Provisions

Provisions for contingencies and losses break down as follows:

(in € millions)	**June 30, 2007**	**Dec. 31, 2006**
Reserves for performance warranties	390	392
Financial guarantees	100	131
Employee-related commitments	92	89
Services to be rendered	446	427
Post employment benefits	389	386
Sales agreements and long-term receivables	126	133
Losses to completion	435	351
Disputes and litigation	38	27
Other	137	141
Total	**2,153**	**2,077**
Non-current	**1,034**	**976**
Current	**1,119**	**1,101**

Movements in these provisions break down as follows:

(in € millions)	
As of December 31, 2006	**2,077**
Increase in provisions	402
Account transfers	(84)
Utilization	(173)
Reversals	(65)
Other movements	(4)
As of June 30, 2007	**2,153**

2.8.16 Borrowings subject to specific terms and conditions

Movements in this item break down as follows:

(in € millions)	
As of December 31, 2006	**573**
New advances received	20
Advances repaid	(31)
Discounting reversal	13
Interest cost	1
Translation adjustments	4
Correction	1
As of June 30, 2007	**581**

2.8.17 Related parties

Related party transactions break down as follows:

(in € millions)	**June 30, 2007**	**June 30,2006**
Sales to related parties	760	740
Purchases from related parties	(37)	(34)

(in € millions)	**June 30, 2007**	**Dec. 31, 2006**
Operating receivables from related parties	607	767
Operating payables to related parties	937	785
Financial receivables from related parties	-	-
Financial payables to related parties	-	-

Related parties primarily concern the French State and its controlled entities.

2.8.18 Off-balance sheet commitments and financial instruments

2.8.18.1 Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$2.3 billion for the first six months of 2007 (compared to US$3.9 billion for 2006). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications branch purchases a portion of its components in US dollars. As the resulting exposure is short term, it is managed on a specific basis. Consequently, the net exposure totaled US$371 million for the first six months of 2007 (compared to US$912 million for 2006).

Financial instruments

The main financial instruments in portfolio as of June 30, 2007 were:

- Forward sales in the amount of US$1,985 million, including US$1,783 million against the euro,
- Forward purchases in the amount of US$255 million, including US$192 million against the euro,
- Purchases of US$/€ put options in the amount of US$700 million against the euro,
- Sales of US$/€ call options in the amount of US$560 million against the euro.

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of June 30, 2007, was €220 million.

These hedges are intended to be settled over an approximate period of 1 year.

Due to the accounting restrictions resulting from the adoption of IFRS 3, the Group decided to no longer apply hedge accounting as from July 1, 2005 and to record the change in fair value of its financial instruments in net finance costs/income. Hence, all changes in fair value of financial instruments over the period were recorded in profit or loss for a negative amount of €168 million.

Amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented in future cash flow hedges until June 30, 2005, are released to operating income following the utilization of the hedges existing at such date and amount to $58 million for the first six months of 2007. All hedges should be utilized as of December 31, 2007.

In addition, in connection with its management of short-term cash flows, the Group has set up forex swaps maturing in a few months.

Amounts outstanding as of June 30, 2007 are as follows:

- US$105 million against the euro,
- CA$92 million against the euro,
- £53 million against the euro.

2.8.18.2 Counterparty risk management

As of June 30, 2007, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

2.8.18.3 Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$434 million as of June 30, 2007 ; this amount does not, however, reflect the actual risk to which SAFRAN is exposed. Indeed, the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

2.8.18.4 Endorsements, guarantees and other commitments

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	June 30, 2007	Dec. 31, 2006
Employee-related commitments	20	20
Commitments given to customers (completion warranties, performance bonds)	360	324
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	544	443
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	62	41
Commitments arising from role as EIG member	10	5
Financial commitments (pledge of financial instruments)	0	0
Liability guarantees given	25	25
Actuarial differences	24	24
Other commitments	66	65
Total	**1,111**	**947**

The various commitments received by the SAFRAN Group are as follows

(in € millions)	June 30, 2007	Dec. 31, 2006
Commitments received from banks on behalf of suppliers	14	11
Completion warranties	8	8
Endorsements, guarantees received	21	17
Other commitments received	18	12
Total	**61**	**48**

2.8.18.5 Vendor warranties

Vendor warranties are given or received in the context of the acquisition or sale of companies. As of June 30, 2007, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

2.8.19 Consolidated statement of cash flow

2.8.19.1 Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

2.8.19.2 Non-cash income and expenses

The Group performed certain transactions that do not impact cash and cash equivalents.

These mainly concern:

	€ millions
- depreciation, amortization, impairment and provisions	427
- impact of changes in value of financial instruments [1]	268
- other	8
	703

[1] This impact is primarily the result of the Group's decision to apply so-called speculative accounting as of July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of these financial instruments from this date.

2.8.19.3 Purchases of intangible assets and property, plant and equipment

This item breaks down as follows:

(in € millions)	June 30, 2007	June 30, 2006
Intangible assets	(118)	(212)
Property, Plant and Equipment	(216)	(199)
Movement in amounts payable to suppliers of intangible assets	1	5
Movement in amounts payable to suppliers of tangible assets	(3)	7
Movement in amounts receivable on disposals of tangible assets		
Disposals of intangible assets	2	4
Disposals of tangible assets	19	57
Total	**(315)**	**(338)**

2.8.20 Litigation

Excluding the elements described below, neither SAFRAN, nor any of its subsidiaries, are or have been party to legal or arbitration proceedings likely to have or have had, in the recent past, a material impact on the Group's financial position, activity, results or assets. SAFRAN is not aware of any such proceedings being contemplated against it by government authorities or third parties. The costs that might arise from these proceedings are only provided for when they are likely and their amount can be quantified, or estimated. The provision amount adopted is based on an assessment of the level of risk on a case-by-case basis and does not firstly depend on the progress of proceedings, it being specified that events occurring during proceedings may give rise to a risk reassessment. SAFRAN believes that it has adequately provided for any current or potential litigation risk, whether general or specific.

- The liability of Turbomeca is cited in connection with criminal proceedings initiated by the Turin public prosecutor following an April 2003 helicopter accident in the Italian Alps, the causes of which remain unknown. The damages claim for all the civil parties amounts to M€ 4.6.

- The liability of Turbomeca could be incurred for a March 2005 accident in India that resulted in the death of three people and the serious injury of two others. A claim amount has yet to be filed.

- The liability of Turbomeca could be incurred for a July 2005 accident in Sacramento, California that resulted in the death of two people and the serious injury of a third person. A claim amount has yet to be filed, but a summons was filed by the victims or their beneficiaries before the Sacramento federal court on July 13, 2006.

- In early 2006, Snecma was summoned by a client seeking compensation for the material consequences of an April 2005 aircraft accident. The claim amounts to M€ 36.

No provision has been made for these claims, as the potential liability of the companies concerned is adequately covered by the Group insurance policy.

- SAGEM Defense Security was served notice of late payment penalties amounting to M€ 40 by a client. In addition, SAGEM Defense Security has been summoned by a supplier, in regard to an alleged unfair and unlawful termination of business relations, for M€ 30. The estimated amount of any financial consequences arising from these two suits, which is much lower than the claims, is covered by the total contingency and loss provisions raised by SAGEM Defense Security as of June 30, 2007.

- SAFRAN and its subsidiaries, SAGEM Communication and SAGEM Defense Security, as well as the latter's subsidiary, SAGEM Security, were summoned by three suppliers in July 2007 for abuse of economic dependence and purchasing power and unfair termination or threatened termination of business relations. No provision has been made as of June 30, 2007 for the current M€14.6 claim, which is without serious merit.

- Messier-Bugatti was summoned by a supplier in 2002 with respect to compensation for the allegedly unfair termination of a development cooperation agreement that supposedly resulted in misappropriation of know-how benefiting a competitor. The initial claim for M€ 1 was increased to M€ 33 in April 2007. The potential financial consequences that might arise from this litigation, which are not commensurate with the claim, are covered by the contingency and loss provision raised by Messier-Bugatti as of June 30, 2007.

- At the end of 2002, an arbitration claim was filed against a group of French manufacturers, among which the former Snecma group, by a common client. The group could be jointly and severally liable for the claim which, according to the plaintiff, shall not amount to less than M$ 260. The claim related to the manufacturers' performance of past agreements in which the former Snecma group had an interest of approximately 10%. The claim is being contested by all the manufacturers. An agreement was concluded calling for the manufacturers in question to waive the terms of limitation that might be binding on the plaintiff, and the latter withdrew the arbitration claim in June 2003, reserving the right to file a new claim for a potentially higher amount. SAFRAN has not raised a provision at this stage.

- On June 22, 2006, SAFRAN, SAFRAN USA, Inc., Cinch Connectors, Inc. and Cinch Connectors Limited were jointly summoned with three Group employees for allegedly improper conduct in the disposal process of Cinch Connectors, Inc. and Cinch Connectors Limited, supposedly depriving the candidate purchaser of the bank support that would have financed the transaction. No provision has been raised by SAFRAN, as no serious merit that would even partially justify the M$ 95 compensation claim has been identified to date.

- During the first half of 2007, the tax audits on the Group's French companies, under way at the previous year-end, and discussions with the French National and International Audit Department continued. To date, these procedures have not challenged the accounting consequences observed at the end of December 2006 (see note 20.1.8.1.10 of the 2006 Reference Document).

- On February 19, 2007, the French General Directorate for Fair Trading, Consumer Affairs and Fraud Control (DGCCRF) served notice to five groups, including SAFRAN, for trading practices deemed unfair.
  On July 26, 2007, the DGCCRF set the individual fines.
  As of June 30, 2007, SAFRAN had fully provided for its K€ 3,735 penalty.

2.8.21 Subsequent events

2.8.21.1 Negotiations between Ingenico and Sagem Security

On July 26, 2007 Ingenico and Sagem Security announced that they had entered into exclusive negotiations, with a view to uniting their activities in terms of electronic payment solutions to become a global leader in the field.
The contemplated transaction would involve all the payment terminal activities of Sagem Security, mainly Sagem Monetel and Sagem Denmark A/S, as well as their respective subsidiaries.
It would be paid for by a capital increase benefiting Sagem Security, following which the latter would become a significant shareholder in the company, with 25% of the outstanding shares post-transaction.

The parties have signed a non-binding memorandum of intent and entered into an exclusive negotiations phase in late July.

The companies within the SAFRAN Group scope of consolidation that might be concerned by this transaction represent the following contributions in the Group consolidated financial statements:

In € millions	June 2007	December 2006
Non-current assets	13	10
Current assets	47	41
Net financial position (1)	8	16
Provisions for contingencies and losses	3	3
Current liabilities	21	24

(1) Assets - Liabilities

In € millions	June 2007	December 2006
Revenue	62	48
Profit (loss) from operations	12	4
Net finance costs/income	1	-
Income tax expense	(4)	(1)
Net profit (loss)	8	3

For segment reporting, these companies are included in the Defense Security branch.
The comparison of the net carrying amount of each of these assets and liabilities and their fair value (less any selling costs) does not give rise to any reduction in value to be recorded.

2.8.21.2 Change in Executive Board Chairman

The term of office of Jean-Paul Béchat as Chairman of the Group's Executive Board will end on September 2, 2007.

The Supervisory Board meeting of July 19, 2007 ratified this decision and appointed Jean-Paul Herteman as Executive Board Chairman in replacement.

Beginning September 3, 2007 and for a term of four years, the Executive Board will comprise Jean-Paul Herteman, Chairman, Dominique-Jean Chertier, CEO Senior Vice-President responsible for Social and Institutional Affairs, and Xavier Lagarde, CEO Senior Vice-President responsible for the Communications branch.

At the time of the Executive Board's approval of the financial statements for the period ended June 30, 2007, the Supervisory Board had made no decision regarding the compensation to be paid to Jean-Paul Béchat.

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

82-34974

FIRST-HALF 2007 RESULTS

SAFRAN

an international technology
leader

Analysts' review – August 31, 2007

SAFRAN

CONTENTS

- ▷ SAFRAN GROUP
- ▷ FIRST-HALF 2007 BUSINESS DATA
- ▷ FINANCIAL RESULTS AT JUNE 30, 2007
- ▷ CONCLUSION
- ▷ APPENDICES

SAFRAN GROUP

SALES: 5,733 million euros

At June 30, 2007



BY BRANCH
Aerospace Propulsion
Aircraft Equipment
Communications
Defense Security
48%
24%
15%
13%



BY REGION
Asia
Rest of the World
North America
Europe*
10%
9%
28%
53%



Civil
80%
20%
Military

Adjusted data

* Most re-exported by prime contractor customers

HUMAN RESOURCES DATA

At June 30, 2007

▷ Workforce trends and distribution

- **62,087 employees** at June 30, 2007*, including 22,457 outside France



Americas
Europe (excl. France)
Asia - Oceania
Africa
France
10%
13%
7%
6%
64%

- **About 1,250 new employees** Group-wide hired in France, including 600 management staff since Dec. 31, 2006
- International workforce on the rise

* Registered employees at June. 30, 2007

SAFRAN SHAREHOLDING STRUCTURE

At June 30, 2007


State
30.8%
Employees
19.7%
Areva
7.4%
Treasury shares 1.4%
40.7%
Public

SAFRAN

FIRST-HALF 2007 BUSINESS DATA

AEROSPACE PROPULSION

AEROSPACE PROPULSION

At June 30, 2007

H1 2007 sales
€2,775 M
Orders
€3,712 M
Order book
€14,791 M
Employees
21,620



Commercial engines
Military engines
11%
66%
7%
16%
Space
& Ballistic
Helicopter
engines



Services
44%
56%
Original
equipment & misc.

SAFRAN

AEROSPACE PROPULSION


Boeing 737 NG


CFM56-3


SaM146 open-air test cell

▷ Commercial aircraft engines

- CFM56 : more than 1,400 engines ordered at June 30, 2007.
  - Air Berlin : 60 Boeing 737 NG
  - EasyJet : 52 Airbus A319
  - Skybus : 50 Airbus A319
  - Lion Air : 40 Boeing 737 NG
  - Avianca : 33 Airbus A319/A320, etc.
- Successful introduction of TOW modernization kits for the CFM56-3.
- Development of the SaM146 engine for the Superjet 100 on track; open-air test cell in Rybinsk enters service.
- First test, at a Snecma facility, of a CFM56-7B engine using a fuel comprising 30% vegetable oil methyl ester and 70% Jet-A1 fuel.

AEROSPACE PROPULSION



CFM56 MRO

▷ Services (commercial aircraft engines)

- Snecma Services signs major MRO contracts in Russia (Orenair, Ural Airlines, Aeroflot) and with Kuwait Airways, Egyptair, Windjet, etc.
- Creation of the first industrial aircraft dismantling and recycling firm, Tarmac Aerosave, announced by Snecma Services, a 20% partner in the project.



Ariane 5 ECA

▷ Space

- Three Ariane 5 ECA launches orbit six satellites.
- Snecma and Astrium sign a Memorandum of Understanding concerning engines and equipment needed for an order of 35 Ariane 5 ECA launchers.

PROPULSION AÉRONAUTIQUE ET SPATIALE



EOLE



NH90



RTM322

▷ Helicopter engines

- Nearly 600 helicopter turbine engines ordered as of June 20, 2007.
- Cornerstone laid for EOLE, Turbomeca's future plant in Bordes (which will replace the current facility).
- After doubling the capacity of the current plant in Dallas, decision made to construct a new American production plant in Monroe, NC.
- Australia orders an additional 34 MRH90 twin-engine transport helicopters, powered by the Rolls-Royce Turbomeca RTM322.
- Turbomeca signs a number of SBH® (Support By the Hour) contracts with operators, including Era Helicopters, Hélicap, Global Vectra Helicop, Ocean Explorer do Brasil, Jayrow Helicopters of Australia and Trafico of Spain.

AIRCRAFT EQUIPMENT

AIRCRAFT EQUIPMENT

At June 30, 2007

H1 2007 sales
€1,373 M
Orders
€1,793 M
Order book
€4,243 M
Employees
20,454



Landing systems
Engine equipment, nacelles, thrust reversers
27%
7%
Other equipment
44%
22%
Electrical systems
Services
26%
74%
Original equipment & misc.

SAFRAN

AIRCRAFT EQUIPMENT



Boeing 787 landing gear

▷ Nacelles and aircraft equipment

- Labinal selected to produce electrical installation for flight tests of the Airbus A400M, as well as technical assistance during tests (2007 - 2009).



Walton, KY construction site

▷ Landing systems

- Messier-Dowty delivers first landing gear shipset for the Boeing 787 Dreamliner, which was rolled out on July 8.
- Messier-Bugatti contructs a wheel and brake production unit in the United States, at its Messier-Bugatti USA plant in Walton, KY.

AIRCRAFT EQUIPMENT

▷ Services (landing systems)



Landing gear MRO

- Messier Services Americas, a new facility based in Querétaro, Mexico:
  - Operational startup
  - FAA and EASA certification
  - Several landing gear MRO contracts, including one from US Airways.



Messier Services Americas

- Messier Services France (Molsheim) approved as service provider by Boeing.

DEFENSE SECURITY

DEFENSE SECURITY

At June 30, 2007

HI 2007 sales

€747 M

Orders

€850 M

Order book

€1,669 M

Employees

9,660


Sagem Défense Sécurité
Navigation and sensors
Avionics systems and equipment
Weapons guidance
62%
38%
Smart cards
Army/air force/naval sights
Large space optics Megajoule laser
Secure terminals
Sagem Sécurité

SAFRAN

DEFENSE SECURITY

▷ Avionics and navigation



Boeing 787 Dreamliner



AASM fired from a Rafale

- Delivery of the first A400M navigation unit model for laboratory integration at Airbus.
- AASM: 10 test firings, including 1 salvo under operational conditions, from the Charles-de-Gaulle aircraft carrier; first test firing of the one meter version.
- Delivery to Messier-Bugatti of the first prototypes for the electric brake controller (EBAC) to be used on the Boeing 787 Dreamliner.
- Service entry of the Rafale F2 (v4) mission planning system, used on the Charles-de-Gaulle during recent deployments.
- Signature of an MoU intended to create joint ventures for maintenance and production of:
  - Inertial reference units for Russian aircraft, with JSC RPKB
  - Helicopter flight control and navigation equipment, with HAL

DEFENSE SECURITY


FELIN


Sperwer UAV


Naval countermeasures

▷ Optronics and defense

- French army carries out acceptance tests of first preproduction equipment for the FELIN integrated infantry soldier suite.
- 500 flights by the Sperwer UAV in the last 12 months, including more than 400 during foreign deployments (by Canada and the Netherlands).
- Wins contract to provide optronic periscopes for Barracuda submarines.
- Signs MoU intended to create a joint venture with URAL for the production and maintenance of defense optronics equipment in Russia.

DEFENSE SECURITY

⊳ Security



Biometric payment terminal

- Sagem Défense Sécurité, teaming up with m2m group and Attijari Capital Risque, wins the national program for driver's licenses and e-vehicle registration cards in Morocco.

- Strong growth in electronic payment business (+50%) in Turkey, Iran, Brazil, India and Mexico, including supply of biometric terminals for the latter two countries.



German smartcards

- First new-generation smartcard contracts in the German banking industry.

COMMUNICATIONS

COMMUNICATIONS

At June 30, 2007

H1 2007 sales
€838 M
Orders
€996 M
Employees
9,719


Broadband
70%
30%
Mobile

COMMUNICATIONS

▷ Mobile phones

Sony Ericsson

vodafone

- Sagem Communication signs agreements with Sony Ericsson covering a technology license, the supply of products as ODM (Original Design Manufacturer) and the joint development of mobile phone platforms.
- Vodafone and Sagem Communication sign a partnership agreement for the development and production of telephones under the Vodafone brand.
- Launch of new models: my850C, my300C, my200C, my150X, my419X GSM and WiFi.



my419X

COMMUNICATIONS



Roland-Garros model



my700X NFC / RFID

▷ Mobile phones (cont.)

- Announcement of several mobile phones designed and built by Sagem Communication: Roland-Garros (the French open, launched in May 2007), Oxbow, Porsche Design and Lands of Rugby.

- Presentation of SAGEM myMobileTV using DVB (H technology, and first trial of DVB-SH technology (mobile TV via satellite).

- Tests of the my700X ContactLess for contactless payment, started in Strasbourg with the bank Crédit Mutuel-CIC, and extended to Grenoble with Bouygues Telecom.

COMMUNICATIONS


MPEG4-HD TV set-top box


IP-Phonefax


Internet Radio

▷ Broadband

- Positions confirmed in 2006:
  - No. 1 worldwide for IP fax server (Sagem Interstar),
  - No. 1 in Europe for residential gateways and digital TV set-top boxes (DTTV, IP, MPEG4),
  - No. 1 in Europe and No. 2 in China for thermal transfer fax machines.
- Launch of new products: Phonefax IP, Internet Radio and digital phone frame (under the AgfaPhoto brand).

GROWTH IN BUSINESS VOLUME

AEROSPACE	H1 2006	**H1 2007**	*Change*
CFM56 engines (production)	493	**625**	*+27%*
Helicopter turbines (production)	394	**572**	*+45%*
Landing gear sets (deliveries)	518	**558**	*+8%*
Power transmissions (deliveries)	741	**878**	*+18%*
Thrust reversers, Airbus A320 family (deliveries)	191	**255**	*+34%*

GROWTH IN BUSINESS VOLUME

DEFENSE SECURITY	H1 2006	**H1 2007**	*Change*
Biometric terminals*	29,000	**43,000**	*+48%*
Electronic payment terminals	225,000	**316,000**	*+40%*

* Biometric physical and logical access control, excluding payment terminals and police systems

GROWTH IN BUSINESS VOLUME

COMMUNICATIONS	H1 2006	**H1 2007**	*Change*
Mobile phones (excluding modules)	8,767,000	**4,432,000**	*-49%*
Set-top boxes (satellite, cable, DTTV, IP)	996,000	**1,106,000**	*+11%*
Broadband terminals (residential gateways, ADSL modems)	3,347,000	**2,372,000**	*-29%*
Printing terminals	642,000	**759,000**	*+18%*

DEVELOPMENTS EXPECTED IN SECOND-HALF 2007

AEROSPACE PROPULSION

- Flight test of the Airbus A400M's TP400-D6 turboprop engine on a Lockheed C-130 Hercules.
- Rollout of the Sukhoi Superjet 100 regional jet, the first application for the SaM146 engine, slated for September 26, 2007.
- Flight test of the SaM146 on an Ilyushin 76.
- First ground test of the core demonstrator for Snecma's Silvercrest business jet engine.
- First flight of the Indian Dhruv helicopter with the Ardiden 1H turboshaft engine on August 16, 2007.

AIRCRAFT EQUIPMENT

- Decisions on Airbus A350 XWB equipment contracts: landing gear, brakes, wiring, etc.
- Start of functional tests of the Airbus A400M landing system at Messier-Dowty and Messier-Bugatti in Vélizy.

DEFENSE SECURITY

- Qualification of the AASM with ten-meter accuracy.
- Launch of the Sperwer B UAV program.
- Qualification of glass cockpit for Gulfstream II and III jets.
- French army's technical-operational evaluation of FELIN and the JIM-LR multifunction binoculars.
- Continued strong growth in security sectors.
- Signature of an agreement with Ingenico, on July 26, 2007, to group our payment terminal businesses.

COMMUNICATIONS

- **Commercialization of the new slim range of Sagem mobile phones:**
  - Voice and multimedia barphones (10 mm)
  - 3G and multimedia clamshell phones.
- **Commercialization of the Porsche Design high-end phone.**
- **Launch:**
  - A new range of residential gateways
  - 7-inch wired multimedia screen.
- **Commercialization of new digital TV set-top boxes:**
  - Extra(flat box with hard disk (PVR - Personal Video Recorder),
  - Terminal for reception of free DTTV via satellite.

NEW ORGANIZATION: DEFENSE SECURITY AND COMMUNICATIONS BRANCHES

NEW ORGANIZATION

- **Our Defense Security and Communications branches have been reorganized to create operating companies with the aim of:**
  - More tightly focusing on their respective markets, with stronger technological positions.
  - Bringing their internal control processes closer to operations.
  - Maximizing opportunities to establish industrial and commercial partnerships.

NEW ORGANIZATION

Defense Security

Sagem Défense Sécurité
Groupe SAFRAN

Sagem Avionics Division
- *Avionics*
- *Navigation and guidance*
- *Aircraft modernization*
- Sagem Avionics Inc. (Groupe SAFRAN)

Sagem Optronics and Defense Division
- *Air-land systems and UAVs*
- *Optronics equipment*
- *High-performance optics*
- Vectronix (Groupe SAFRAN)

Sagem Sécurité
Groupe SAFRAN

- *Biometric identification systems*
- *Secure transaction terminals*
- *Smartcards*
- Sagem Morpho Inc. (Groupe SAFRAN)
- Sagem Monetel (Groupe SAFRAN)
- Sagem Orga (Groupe SAFRAN)

Effective July 1, 2007

NEW ORGANIZATION


Communications
Sagem Mobiles
Groupe SAFRAN
Mobile phones
ODM* and partnerships
Sagem Communications
Groupe SAFRAN
Systems and partnerships
Broadband and residential terminals
Digital TV set-top boxes
Printing terminals
Sagem-Interstar
Groupe SAFRAN
Photar Sagem
Groupe SAFRAN

* Original Design Manufacturer

Effective August 1, 2007

FINANCIAL RESULTS AT JUNE 30, 2007

STATEMENT OF INCOME*

(millions of euros)	H1 2006	**H1 2007**	*Change*
Sales	5,476	**5,733**	+4.7% [1]
Operating income	231	**311**	+35 %
% of sales	*4.2%*	***5.4%***	
Financial income	(22)	**10**	
Taxes	(69)	**(105)**	
Minority interests and misc.	(7)	**(1)**	
Net income – Group share	133	**215**	+62%
Net profit per share (€)	0.32	**0.52**	

(1) + 9.3% at constant dollar and size

*Adjusted data

COMPARISON OF OPERATING INCOME: H1 2006 – H1 2007

(millions of euros)


+231
+333
(163)
(90)
+311
Operating income H1 2006
Volumes, product mix, productivity
U.S. Dollar €1=$1.10→ $1.20
R&D
Operating income H1 2007

Adjusted data

RESEARCH & DEVELOPMENT

(millions of euros)	H1 2006		**H1 2007**	
Self-financed R&D	397		**425**	
▷ Operating expenses		228		**336**
▷ Capitalized (gross)		169		**89**
Total R&D expenses	305		**395**	
▷ Operating expenses		228		**336**
▷ Amortization/depreciation		77		**59**
Net capitalized R&D	92		**30**	
▷ Capitalized (gross)		169		**89**
▷ Amortization/depreciation		(77)		**(59)**

Adjusted data

USD HEDGING PORTFOLIO

- **Hedging rates for net USD flows:**
  - 2006: 1 EUR = 1.11 USD
  - 2007 (est.): 1 EUR = 1.20 USD

- **Hedging portfolio at June 30, 2007:**
  - **USD2,685 million**

FREE CASH FLOW FROM OPERATIONS

(millions of euros)	H1 2006	**H1 2007**
Cash flow	+636	**+644**
Change in working capital requirements	(360)	**(49)**
Intangible investments	(203)	**(115)**
CAPEX	(135)	**(200)**
Free cash flow from operations	(62)	**+280**

Adjusted data

CHANGE IN WORKING CAPITAL REQUIREMENTS

(millions of euros)	H1 2006	**H1 2007**
Changes in:		
▹ **Inventories and work-in-process**	+439	**+363**
▹ **Receivables**	(45)	**(28)**
▹ **Suppliers, advance payments and misc.**	(34)	**(286)**
Change in working capital requirements	+360	**+49**

Adjusted data

+ : increase *( ): decrease*

CHANGE IN CASH POSITION

(millions of euros)



Cash position at 1/1/07
(419)
Cash flow
+644
Change in WCR
(49)
Capex and intang. investments
(315)
Dividends
(90)
Misc.
(56)
Cash position at 6/30/07
(285)

Adjusted data

RESULTS BY BRANCH

(millions of euros)	H1 2006	**H1 2007**	*Change*
AEROSPACE PROPULSION			
▷ **Sales**	2,403	**2,775**	*+15.5%*
▷ **Operating income**	227	**297**	*+31%*
% of sales	*9.4%*	***10.7%***	
AIRCRAFT EQUIPMENT			
▷ **Sales**	1,301	**1,373**	*+5.5%*
▷ **Operating income**	117	**75**	*-36%*
% of sales	*9.0%*	***5.5%***	
DEFENSE SECURITY			
▷ **Sales**	695	**747**	*+7.5%*
▷ **Operating income**	(44)	**25**	*+ 69*
% of sales	*-6.3%*	***3.3%***	
COMMUNICATIONS			
▷ **Sales**	1 077	**838**	*-22%*
▷ **Operating income**	(67)	**(73)**	*(6)*
% of sales	*-6.2%*	***-8.7%***	
HOLDING COMPANY **Operating income**	*(2)*	***(13)***	*(11)*

Adjusted data

AEROSPACE PROPULSION

(millions of euros)	H1 2006	**H1 2007**	*Change*	*Change at constant $*
Sales	2,403	**2,775**	*+15.5%*	*+22.6%*
Operating income	227	**297**	*+31%*	*+81.9%*
% of sales	*9.4%*	**10.7%**		
Self-financed R&D	151	**189**	*+ 38*	
of which capitalized (net)	*44*	***(16)***	*(60)*	
CAPEX	87	**120**	*+ 33*	
Free cash flow	175	**199**	*+ 24*	

Adjusted data

AEROSPACE PROPULSION

COMPARISON OF OPERATING INCOME, H1 2006 - H1 2007

(millions of euros)



+227
+284
(116)
(98)
+297
Operating income H1 2006
Volumes, product mix, productiviy
Dollar
€1=$1.10 → $1.20
R&D
Operating income H1 2007

Adjusted data

AEROSPACE PROPULSION

RESEARCH & DEVELOPMENT

(millions of euros)	H1 2006		**H1 2007**	
Self-financed R&D	151		**189**	
▷ Operating expenses		101		**149**
▷ Capitalized (gross)		50		**40**
Total R&D expenses	107		**205**	
▷ Operating expenses		101		**149**
▷ Amortization/depreciation		6		**56**
Net capitalized R&D	44		**(16)**	
▷ Capitalized (gross)		50		**40**
▷ Amortization/depreciation		(6)		**(56)**

Adjusted data

AIRCRAFT EQUIPMENT

(millions of euros)	H1 2006	**H1 2007**	*Change*	*Change at constant $*
Sales	1,301	**1,373**	*+5.5%*	*+11.3%*
Operating income	117	**75**	*-36%*	*+4.3%*
% of sales	*9.0%*	**5.5%**		
Self-financed R&D	97	**92**	*(5)*	
of which capitalized (net)	*27*	***47***	*+ 20*	
CAPEX	50	**59**	*+ 9*	
Free cash flow	(40)	**(149)**	*(109)*	

Adjusted data

SAFRAN

AIRCRAFT EQUIPMENT

COMPARISION OF OPERATING INCOME, H1 2006 - H1 2007

(millions of euros)



+117
(20)
(47)
+25
+75
Operating income H1 2006
Volumes, product mix, productivity
Dollar €1=$1.10 → $1.20
R&D
Operating income H1 2007

Adjusted data

SAFRAN

AIRCRAFT EQUIPMENT

RESEARCH & DEVELOPMENT

(millions of euros)	H1 2006		**H1 2007**	
Self-financed R&D	97		**92**	
▷ Operating expenses		47		**51**
▷ Capitalized (gross)		50		**41**
Total R&D expenses	70		**45**	
▷ Operating expenses		47		**51**
▷ Amortization/depreciation		23		**(6)**
Net capitalized R&D	27		**47**	
▷ Capitalized (gross)		50		**41**
▷ Amortization/depreciation		(23)		**6**

Adjusted data

DEFENSE SECURITY

(millions of euros)	H1 2006	**H1 2007**	*Change*
Sales	695	**747**	*+7.5%*
Operating income	(44)	**25**	*+ 69*
% of sales	*-6.3%*	**3.3%**	
Self-financed R&D	47	**57**	*+ 10*
Of which capitalized (net)	*(6)*	***(1)***	*+ 5*
CAPEX	28	**27**	*(1)*
Free cash flow	(2)	**(7)**	*(5)*

Adjusted data

DEFENSE SECURITY

COMPARISON OF OPERATING INCOME, H1 2006 - H1 2007

(millions of euros)


+73
(4)
+25
(44)
Operating income (loss) H1 2006
Volumes, product mix productivity
R&D
Operating income H1 2007

Adjusted data

SAFRAN

DEFENSE SECURITY

RESEARCH & DEVELOPMENT

(millions of euros)	H1 2006		**H1 2007**	
Self-financed R&D	47		**56**	
▷ Operating expenses		32		**56**
▷ Capitalized (gross)		15		0
Total R&D expenses	53		**57**	
▷ Operating expenses		32		**56**
▷ Amortization/depreciation		21		**1**
Net capitalized R&D	(6)		**(1)**	
▷ Capitalized (gross)		15		0
▷ Amortization/depreciation		(21)		**(1)**

Adjusted data

COMMUNICATIONS

(millions of euros)	H1 2006	**H1 2007**	*Change*
Sales	1,077	**838**	*-22%*
Operating income	(67)	**(73)**	*(6)*
Self-financed R&D	102	**88**	*(14)*
CAPEX	24	**11**	*(13)*
Free cash flow	(280)	**24**	+ *304*

Adjusted data

COMMUNICATIONS – Mobiles

(millions of euros)	H1 2006	**H1 2007**	*Change*
Sales	477	**251**	*-47%*
Operating income	(52)	**(94)**	*(42)*
% of sales	*-11%*	**-37%**	
Self-financed R&D	61	**44**	*(17)*

Adjusted data

SAFRAN

COMMUNICATIONS – Mobiles

COMPARISION OF OPERATING INCOME, H1 2006 - H1 2007

(millions of euros)


(52)
Operating income (loss) H1 2006
(38)
Volumes, product mix, productivity
(4)
R&D
(94)
Operating income (loss) H1 2007

Adjusted data

SAFRAN

COMMUNICATIONS – Mobiles

RESEARCH & DEVELOPMENT

(millions of euros)	H1 2006	**H1 2007**
Self-financed R&D	61	**44**
▷ Operating expenses	16	**44**
▷ Capitalized (gross)	45	**0**
Total R&D expenses	40	**44**
▷ Operating expenses	16	**44**
▷ Amortization/depreciation	24	**0**
Net capitalized R&D	21	**0**
▷ Capitalized (gross)	45	**0**
▷ Amortization/depreciation	(24)	**0**

Adjusted data

COMMUNICATIONS – Broadband

(millions of euros)	H1 2006	**H1 2007**	*Change*
Sales	600	**587**	*-2%*
Operating income	(15)	**21**	*+36*
% of sales	*-2.5%*	***+3.6%***	
Self-financed R&D	41	**44**	*+3*

Adjusted data

COMMUNICATIONS – Broadband

COMPARISON OF OPERATING INCOME, H1 2006 - H1 2007

(millions of euros)


+45
(9)
+21
(15)
R&D
Operating income H1 2007
Operating income (loss) H1 2006
Volumes, product mix productivity

Adjusted data

COMMUNICATIONS – Broadband

RESEARCH & DEVELOPMENT

(millions of euros)	H1 2006		**H1 2007**	
Self-financed R&D	41		**44**	
▷ Operating expenses		32		**36**
▷ Capitalized (gross)		9		**8**
Total R&D expenses	35		**44**	
▷ Operating expenses		32		**36**
▷ Amortization/depreciation		3		**8**
Net capitalized R&D	6		**0**	
▷ Capitalized (gross)		9		**8**
▷ Amortization/depreciation		(3)		**(8)**

Adjusted data

BALANCE SHEET AT JUNE 30, 2007 (millions of euros)

ASSETS		LIABILITIES AND SHAREHOLDERS' EQUITY	
Goodwill	**1,589**	Shareholders' equity	**4,482**
Fixed assets	**4,867**	Provisions	**2,153**
Other non-current assets	**669**	Debts subject to specific conditions	**581**
Fair value of financial instruments	**228**	Interest-bearing liabilities	**945**
Inventories	**3,574**	Other liabilities	**927**
Customers and other	**4,515**	Suppliers and other	**7,014**
Cash and cash equivalents	**660**		
TOTAL	**16,102**	**TOTAL**	**16,102**

GEARING

▷ **Net financial debt**	€285 million
▷ **Shareholders' equity**	€4,482 million
▷ **Gearing**	6.4%

CONCLUSION

2007 OUTLOOK

- At constant size, our objectives for 2007 are unchanged:
  - Sales growth: about 5%
  - Operating margin: greater than 5% of sales

NEGOTIATIONS BETWEEN INGENICO AND SAGEM SÉCURITÉ

- Ingenico and Sagem Sécurité kicked off exclusive negotiations on July 26, 2007, with the aim of creating a world leader in electronic payment solutions.

- If this operation is successfully completed, it could generate a substantial capital gain.

BROADBAND COMMUNICATIONS

- SAFRAN has received expressions of interest from several players concerning its broadband communications business.
- If SAFRAN receives concrete proposals, it will analyze them in terms of how well they meet our objectives concerning social and production considerations, and meeting our commitments to customers.

APPENDICES

TRANSITION FROM REPORTED TO ADJUSTED FINANCIAL STATEMENTS

At June 30, 2007 (millions of euros)	**Reported consolidated financial statements**	Hedging		Intangible amortization	**Adjusted data**
		Revaluation of sales	Deferred income from hedges		
Sales	**5,493**	**182**	**58**		**5,733**
Other income and operating expenses	**(5,501)**	**(3)**		**82**	**(5,422)**
Operating income	**(8)**	**179**	**58**	**82**	**311**
Financial income	**21**	**(179)**	**168**		**10**
Share of companies accounted for under equity method	**2**				**2**
Tax expenses	**5**		(80)	(30)	**(105)**
Income for the period	**20**	**0**	**146**	**52**	**218**
Minority interests	**1**	**(3)**		**(1)**	**(3)**
Net income – Group share	**21**	**(3)**	**146**	**51**	**215**

FINANCIAL GUARANTEES

(USD millions)	H1 2006	**H1 2007**	*Change*
Total commitments	513	**434**	-15%
Estimated value of guarantees	281	**243**	-14%
Net risk on these commitments	232	**191**	-18%
Provisions	188	**135**	-28%

END